UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission file number: 001-41836

Birkenstock Holding plc

(Translation of registrant's name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Birkenstock Holding plc

Unaudited Interim Condensed Consolidated Financial Statements

as of March 31, 2024 and for the three and six months ended March 31, 2024 and 2023

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In thousands of Euros)	Notes	March 31, 2024	September 30, 2023
Assets
Non-current assets
Goodwill		1,576,895	1,593,917
Intangible assets (other than goodwill)		1,676,609	1,705,736
Property, plant and equipment	6	303,871	286,053
Right-of-use assets	7	164,121	122,984
Other assets		50,621	38,234
Total non-current assets		3,772,117	3,746,924

Current assets
Inventories	8	650,963	595,092
Right to return assets		1,395	1,132
Trade and other receivables		200,206	91,764
Current tax assets		9,734	10,361
Other current assets		37,650	37,789
Cash and cash equivalents		175,728	344,408
Total current assets		1,075,676	1,080,546
Total assets		4,847,793	4,827,470

Shareholders' equity and liabilities
Shareholders' equity
Ordinary shares	9	—	182,721
Share premium	9	2,524,149	1,894,384
Treasury shares	9	(343,645)	—
Other capital reserve	9	69,092	65,394
Retained earnings	9	290,473	225,976
Accumulated other comprehensive income	9	14,033	32,114
Total shareholders' equity		2,554,102	2,400,589

Non-current liabilities
Loans and borrowings	11	1,298,763	1,815,695
Tax receivable agreement liability	12	345,302	—
Lease liabilities		139,203	103,049
Provisions for employee benefits		2,923	2,716
Other provisions		2,088	2,074
Deferred tax liabilities		112,252	109,794
Deferred income	13	13,477	10,634
Other liabilities		4,927	4,338
Total non-current liabilities		1,918,935	2,048,300

Current liabilities
Loans and borrowings	11	29,105	37,343
Lease liabilities		34,136	27,010
Trade and other payables		121,323	123,012
Accrued liabilities		30,489	38,645
Other financial liabilities		4,542	7,085
Other provisions		21,320	36,495
Contract liabilities		9,878	7,018
Current tax liabilities		108,627	83,332
Deferred income	13	—	2,680
Other current liabilities		15,336	15,961
Total current liabilities		374,756	378,581
Total liabilities		2,293,691	2,426,881
Total shareholders' equity and liabilities		4,847,793	4,827,470

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

		Three months ended March 31,		Six months ended March 31,
(In thousands of Euros, except share and per share information)	Notes	2024	2023	2024	2023
Revenue	14	481,244	395,683	784,168	644,173
Cost of sales	15	(210,084)	(160,233)	(328,140)	(255,403)
Gross profit		271,160	235,450	456,028	388,770
Operating expenses
Selling and distribution expenses	15	(113,155)	(86,748)	(216,639)	(172,867)
General administration expenses	15	(19,986)	(32,391)	(54,377)	(54,524)
Foreign exchange gain (loss)		(5,483)	(16,924)	(17,138)	(47,754)
Other income (expenses), net		(25)	3,945	206	3,945
Profit from operations		132,511	103,332	168,080	117,570
Finance cost, net		(27,389)	(29,566)	(63,439)	(54,664)
Profit before tax		105,122	73,766	104,641	62,906
Income tax benefit (expense)	16	(33,470)	(24,373)	(40,144)	(22,699)
Net profit		71,652	49,393	64,497	40,207
Other comprehensive income (loss)
Items that may be reclassified to profit (loss) in subsequent periods (net of tax):
Cumulative translation adjustment gain (loss)		20,015	(17,963)	(17,601)	(99,667)
Net position of fair value changes of the cash flow hedge		481	—	(480)	—
Other comprehensive income (loss)		20,496	(17,963)	(18,081)	(99,667)
Total comprehensive income (loss)		92,148	31,430	46,416	(59,460)

Earnings per share
Basic	17	0.38	0.27	0.34	0.22
Diluted	17	0.38	0.27	0.34	0.22

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

		Ordinary shares						Accumulated other comprehensive income (loss)
(In thousands of Euros, except share and per share information)	Notes	Number of shares	Amount	Share Premium	Treasury Shares	Other Capital Reserve	Retained Earnings	Cumulative translation adjustment	Cash flow hedge reserve	Shareholders' equity
Balance at September 30, 2022		182,721,369	182,721	1,894,384	—	—	150,954	129,759	—	2,357,819
Net profit		—	—	—	—	—	40,207	—	—	40,207
Other comprehensive income (loss)		—	—	—	—	—	—	(99,667)	—	(99,667)
Total comprehensive income (loss)		—	—	—	—	—	40,207	(99,667)	—	(59,460)
Equity-settled share-based compensation expense						3,268				3,268
Balance at March 31, 2023		182,721,369	182,721	1,894,384	—	3,268	191,161	30,092	—	2,301,627

Balance at September 30, 2023		182,721,369	182,721	1,894,384	—	65,394	225,976	32,459	(345)	2,400,589
Net profit		—	—	—	—	—	64,497	—	—	64,497
Other comprehensive income (loss)		—	—	—	—	—	—	(17,601)	(480)	(18,081)
Total comprehensive income (loss)		—	—	—	—	—	64,497	(17,601)	(480)	46,416
Equity-settled share-based compensation expense	18	—	—	—	—	3,698	—	—	—	3,698
Conversion to no par value ordinary shares	9	—	(182,721)	182,721	—	—	—	—	—	—
Shares re-purchased in consideration of TRA	12	(5,648,465)	—	—	(343,645)	—	—	—	—	(343,645)
Issuance of share capital, net (of total transaction costs €22.7 million)	9	10,752,688	—	447,044	—	—	—	—	—	447,044
Balance at March 31, 2024		187,825,592	—	2,524,149	(343,645)	69,092	290,473	14,858	(825)	2,554,102

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Successor
	Six months ended March 31,
(In thousands of Euros)	2024	2023
Cash flows from operating activities
Net profit	64,497	40,207
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation and amortization	47,384	40,574
Change in expected credit loss	(128)	1,056
Finance cost, net	63,439	54,664
Net exchange differences	17,138	48,255
Non-cash operating items	2,394	3,380
Income tax expense	40,144	22,699
Income tax paid	(10,153)	922
MIP personal income tax paid	(11,426)	—
Changes in working capital:
- Inventories	(65,902)	(89,079)
- Right to return assets	(278)	1,162
- Trade and other receivables	(109,140)	(111,436)
- Trade and other payables	21	(3,649)
- Accrued liabilities	(7,809)	8,137
- Other current financial liabilities	863	(8,566)
- Other current provision	(14,982)	(6,934)
- Contract liabilities	2,874	2,096
- Prepayments	(8,231)	—
- Other	(6,094)	592
Net cash flows provided by operating activities	4,611	4,080

Cash flows from investing activities
Interest received	2,164	—
Purchases of property, plant and equipment	(34,931)	(50,297)
Purchases of intangible assets	(2,303)	(728)
Proceeds from sale of assets	—	556
Receipt of government grant	8,739	—
Net cash flows (used in) investing activities	(26,331)	(50,469)

Cash flows from financing activities
IPO Proceeds, net (of underwriting commission fees €19.8 million)	449,214	—
Repayment of loans and borrowings	(525,278)	(3,844)
Interest paid	(49,453)	(58,632)
Payments of lease liabilities	(16,656)	(13,664)
Interest portion of lease liabilities	(3,928)	(2,364)
Net cash flows (used in) financing activities	(146,101)	(78,504)

Net increase (decrease) in cash and cash equivalents	(167,821)	(124,893)
Cash and cash equivalents at beginning of period	344,408	307,078
Net foreign exchange difference	(859)	(10,522)
Cash and cash equivalents at end of period	175,728	171,663

Notes to THE Unaudited INTERIM CONDENSED Consolidated Financial Statements

1. GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (together with its subsidiaries referred to herein as the “Company” or “Birkenstock”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law, with its business address at 40 Avenue Monterey, Luxembourg. On October 4, 2023, the Company converted to a public limited company organized under Jersey law and changed its name to Birkenstock Holding plc. The Company’s current business address is 1-2 Berkeley Square, London W1J 6EA, United Kingdom. The Company is registered at the Jersey Financial Services Commission under number 148522.

The Company’s controlling shareholder is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The Company manufactures and sells footbed-based products, including sandals and closed-toe silhouettes, and other products, such as skincare and accessories, for everyday leisure, and work. The Company operates in four operating segments based on its regional hubs: (1) Americas, (2) Europe, (3) Asia, the South Pacific, and Australia (“ASPA”), and (4) the Middle East, Africa, and India (“MEAI”) (see Note 5 – Segment information for further details). All segments have the same operations. The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks), and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

Seasonality

Revenue of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. The seasonal nature of our business is similar across geographies and sales channels with B2B seeing an increase in revenue in the spring months, while revenue in the DTC channel increasing in the summer. Between October and March, we manufacture our products for the B2B channel, and during the first few months of the calendar year, we rely on our built-up inventory for our revenue to B2B partners. Starting in April and during the warmer months of the year, demand for our products from the DTC channel increases. While these consumer buying patterns lead to a natural seasonality in revenue, unseasonable weather could significantly affect revenue and profitability. Our geographical breadth, customer diversity and our strategic focus on expanding certain product categories and entering new territory helps to mitigate part of the effect of seasonality on results of operations.

2. BASIS OF PRESENTATION

Basis of preparation and consolidation

These interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on May 30, 2024.

These interim condensed consolidated financial statements as of March 31, 2024 and for the three and six months ended March 31, 2024 and 2023 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting", as issued by the International Accounting Standard Board (“IASB”). These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended September 30, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These interim condensed consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and the initial recognition of assets acquired and liabilities assumed in a business combination which are recorded at fair value.

The interim condensed consolidated financial statements comprise the financial statements of Birkenstock Holding plc and its subsidiaries. All intercompany transactions and balances have been eliminated.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The fiscal year of the Company ends on September 30.

The companies consolidated in these interim condensed consolidated financial statements are disclosed in the notes to the annual consolidated financial statements for the fiscal year ended September 30, 2023.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The presentation currency of the Company is Euros.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim condensed consolidated financial statements are predominantly the same as those applied by Birkenstock in its consolidated financial statements for the fiscal year ended September 30, 2023.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Change in accounting estimate

The Company distributes its footwear produced predominantly in Germany and Portugal to its own (distribution) legal entities around the world with an intercompany margin, which is eliminated on consolidation. Commencing with the fiscal year ending September 30, 2024, the Company has refined its calculation of this intercompany profit elimination ("ICP") to more precisely reflect the turnover of inventory. This more accurate computation also has a foreign currency impact on the Cost of Sales converted to the reporting currency Euro. If the prior ICP model computation had still been applied in this fiscal year, the Company would have recorded an incremental expense (Cost of Sales) of €10.6 million for the six months ended March 31, 2024. For the three months ended March 31, 2024, €2.9 million less Cost of Sales would have been recorded under the previous method.

New and amended standards and interpretations adopted by the Company

The following amended standards became effective for the Company’s fiscal year beginning on October 1, 2023, but did not have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
IFRS 17 - Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IFRS 17 – Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
IFRS 17 and IFRS 9 – Initial application of IFRS 17 and IFRS 9 – Comparative Information (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 8 – Definition of Accounting Estimates (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, however a temporary exception from accounting for deferred taxes arising from the implementation of the OECD’s Pillar Two model rules is to be applied retroactively). The mandatory temporary exemption to account for deferred taxes has been applied.

New and amended standards and interpretations issued but not yet effective

The following standard amendments will be effective for the Company's fiscal year beginning October 1, 2024, or thereafter, and are not expected to have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IAS 1 – Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 1 – Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).

•
Amendments to IFRS 16 – Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture (available for optional adoption/ effective date deferred indefinitely).

IFRS 18 - Presentation and Disclosure in Financial Statements will be effective for periods beginning on or after January 1, 2027 and the Company is currently assessing the potential impact of the new standard.

4. SIGNIFICANT ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of Birkenstock’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the interim condensed consolidated financial statements and accompanying notes. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

During the three and six months ended March 31, 2024, the Company made significant estimates and assumptions to determine the Company's contractual obligations and its fair value under the Tax Receivable Agreement entered into, between the Company and MidCo, on October 10, 2023 (the "Tax Receivable Agreement" or "TRA"). These significant estimates and assumptions include forecasting taxable income and estimating the timing of when certain taxable benefits will be realized in future years. For details on the TRA please refer to Note 12 - Tax Receivable Agreement.

In preparing the interim condensed consolidated financial statements, no significant changes in accounting estimates, assumptions and judgments have occurred compared to the significant accounting judgments, estimates and assumptions discussed in the consolidated financial statements as of and for the fiscal year ended September 30, 2023, except for the change in estimate described above.

5. SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the four geographical hubs that the Company operates in: Americas, Europe, ASPA, and MEAI. Due to the materiality, ASPA and MEAI are aggregated into one reportable segment APMA (“Asia Pacific, Middle East, Africa”). As such the Company has three reportable segments – Americas, Europe and APMA. Additionally, the Company has a Corporate / Other revenue and expenses, which primarily consists of non-core activities from the cosmetics and sleeping systems businesses, as well as other administrative costs that are not charged to the operating segments and realized foreign exchange gains and losses. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources.

The adjustments to EBITDA relate to realized and unrealized foreign exchange gain / (loss), initial public offering ("IPO")-related costs, share-based compensation and other adjustments relating to non-recurring items.

As of March 31, 2023, the Company changed its internal reporting to the CODM to report results prepared in accordance with IFRS.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

	Three months ended March 31, 2024
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	254,046	175,542	50,709	480,297	947	481,244
Adjusted EBITDA	93,098	57,965	14,720	165,783	(3,486)	162,297
IPO-related costs						(166)
Realized and unrealized FX gains / losses						(5,483)
Share-based compensation expenses						-
Other						—
EBITDA						156,648
Depreciation and amortization						(24,137)
Finance cost, net						(27,389)
Profit before tax						105,122

	Three months ended March 31, 2023
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	213,551	144,253	36,409	394,213	1,470	395,683
Adjusted EBITDA	99,203	41,560	12,244	153,006	(1,020)	151,986
IPO-related costs						(4,149)
Realized and unrealized FX gains / losses						(16,924)
Share-based compensation expenses						(3,268)
Other						(4,156)
EBITDA						123,489
Depreciation and amortization						(20,157)
Finance cost, net						(29,566)
Profit before tax						73,766

	Six months ended March 31, 2024
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	435,499	255,676	90,187	781,362	2,806	784,168
Adjusted EBITDA	144,651	81,102	26,904	252,657	(9,004)	243,653
IPO-related costs						(7,460)
Realized and unrealized FX gains / losses						(17,138)
Share-based compensation expenses						(3,591)
Other						—
EBITDA						215,464
Depreciation and amortization						(47,384)
Finance cost, net						(63,439)
Profit before tax						104,641

	Six months ended March 31, 2023
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	373,351	204,770	63,321	641,442	2,731	644,173
Adjusted EBITDA	153,835	55,052	18,332	227,219	(2,838)	224,381
IPO-related costs						(9,492)
Realized and unrealized FX gains / losses						(47,754)
Share-based compensation expenses						(3,268)
Other						(5,724)
EBITDA						158,143
Depreciation and amortization						(40,574)
Finance cost, net						(54,664)
Profit before tax						62,906

6. PROPERTY, PLANT AND EQUIPMENT

During the six months ended March 31, 2024 and 2023, the Company acquired property, plant and equipment with costs of €32.0 million and €50.3 million, respectively. The additions in the six months ended March 31, 2024 mainly related to investments in a production facility in Pasewalk, Germany, and a production facility in Arouca, Portugal.

7. RIGHT-OF-USE ASSETS

During the six months ended March 31, 2024 and 2023, the Company added right-of-use assets with costs of €62.5 million and €17.0 million, respectively. The additions in the six months ended March 31, 2024 mainly related to leases for warehouses in the United States and new retail stores.

8. INVENTORIES

(In thousands of Euros)	March 31, 2024	September 30, 2023
Raw materials	85,351	69,580
Work in progress	33,816	23,102
Finished goods	531,796	502,410
Total inventories at the lower of cost and net realizable value	650,963	595,092

Write-downs of inventories during the three and six months ended March 31, 2024 were €2.9 million and €5.6 million, respectively.

9. EQUITY

Initial Public Offering

On October 13, 2023, the Company closed its IPO. Birkenstock issued and sold 10,752,688 ordinary shares at an initial public offering price of $46.00. The total proceeds from the IPO available to Birkenstock, net of underwriting discounts and commissions but before expenses, amounted to $473.6 million. The underwriting commission fees for the IPO totaled €19.8 million. The deferred offering costs, which were deducted from Share Premium as part of the IPO transaction, amounted to €3.0 million. The Company used the majority of the proceeds received from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the loan outstanding under the agreement with AB-Beteiligungs GmbH (the "Vendor Loan") and $450.0 million in aggregate principal amount of borrowings outstanding under the United States dollar (USD) denominated facility included within a senior facilities agreement entered into by our subsidiary Birkenstock Limited Partner S.à r.l. in April 2021 (the "USD TLB Facility").

Capital Reorganization

Prior to the IPO, the Company performed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 each into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo. Please refer to Note 12 – Tax Receivable Agreement for further details on the TRA.

As of October 13, 2023 and March 31, 2024, the Company had 187,825,592 no par value ordinary shares outstanding.

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on a recurring basis in the consolidated statements of financial position:

			Fair value
(In thousands of Euros)	Level	Measurement	March 31, 2024	September 30, 2023
Derivative assets			34,480	31,708
Derivative assets not designated as hedging instruments	2	FVtPL	33,496	28,795
Derivative assets designated as hedging instruments	2	FVtOCI	984	2,913
Derivative liabilities	2	FVtPL	3,519	6,925

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of profit or loss except for changes in the fair value of derivative financial instruments designated as hedging instruments which are recognized within other comprehensive income. The Company does not carry any further financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

(In thousands of Euros)	Level	Nominal value	Carrying value	Fair value
March 31, 2024
Term Loan (EUR)	2	375,000	369,647	383,098
Term Loan (USD)	2	304,930	303,032	313,469
Vendor Loan	2	199,560	207,588	161,945
Senior Notes	2	428,500	447,596	435,012

September 30, 2023
Term Loan (EUR)	2	375,000	368,701	348,426
Term Loan (USD)	2	781,315	730,855	694,889
Vendor Loan	2	299,560	305,048	235,687
Senior Notes	2	428,500	448,434	373,682

There were no transfers between levels during any reporting period.

There were no changes in the Company’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the reporting period.

Financial risk management

Birkenstock has exposure to credit risk, liquidity risk and market risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with Birkenstock’s annual financial statements for the fiscal years ended September 30, 2023.

Capital management

The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and adjusts within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

11. LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings:

(In thousands of Euros)	Currency	Year of maturity	March 31, 2024	September 30, 2023
Non-current liabilities
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	301,893	730,159
Vendor Loan	EUR	2029	199,560	299,560
Senior Notes	EUR	2029	428,500	428,500
			1,304,953	1,833,220
Senior Note embedded derivative			28,638	28,638
Less: amortization under the effective interest method			(34,828)	(46,163)
			1,298,763	1,815,695

Current liabilities
Term Loan (EUR) interest payable	EUR	N/A	4,244	4,197
Term Loan (USD) - current portion	USD	2028	3,038	7,347
Term Loan (USD) interest payable	USD	N/A	4,422	10,938
Vendor Loan interest payable	EUR	N/A	8,028	5,487
Senior Notes interest payable	EUR	N/A	9,373	9,373
			29,105	37,343

During the six months ended March 31, 2024, the Company made early repayments of €100.0 million of the Vendor Loan and $450.0 million of the USD Term Loan Facility.

12. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Company entered into the Tax Receivable Agreement with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo. (please refer to Note 9 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of the certain tax benefits resulting from MidCo’s acquisition of the Company in 2021 or that were otherwise available to the Company as of the date of the IPO. Under the TRA, generally, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

The future payments expected to be made under the TRA may total approximately $554.7 million in aggregate over the next 13 years (equaling the total undiscounted TRA payment amount). The fair value (level 3 Fair Value assessment) of the liability for these future payments was determined to be €343.6 million as of October 10, 2023. At inception the fair value was calculated based on cash flows with an assumption regarding expected tax payments as well as a discounting to a present value. As the TRA can be terminated by the Company or the TRA participants, the fair value was determined under the assumption that early payment under such termination could be demanded. The fair value together with the expected cash flows determine the original effective interest rate.

In general, payments under the TRA are expected to be made only in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce taxes paid to a tax authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in other income/ expense, net, in the condensed consolidated statements of comprehensive income in the period in which the change occurs. During the six months ended March 31, 2024 there were no material changes in the fair value or the contractual obligation. Moreover, there were no changes in estimates with respect to the expected future cash payments to be made under the TRA for the three and six months ended March 31, 2024.

Subsequently to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows and the original effective interest rate. The liability is discounted via the effective-interest-method and the expenses are recognized within interest expenses. As payments under the TRA are to be made in USD, the TRA liability is remeasured to the Company's reporting currency at each reporting period, with foreign exchange gains or losses recognized in the statement of comprehensive income (loss). The ending balance of the TRA liability as of March 31, 2024 amounted to €345.3 million. Considering the filing deadlines for the tax returns and the approval and payment procedures under the TRA, this is a non-current financial liability for March 31, 2024 with the first pay-out to be expected in the second half of fiscal 2025.

13. DEFERRED INCOME

In the fiscal year ended September 30, 2023 the Company was awarded a government grant by the State of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. €8.7 million of cash from the State Mecklenburg-Vorpommern was received on November 23, 2023 and recorded as a reduction of the other financial assets.

14. REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
B2B	362,524	303,951	502,934	421,745
DTC	117,773	90,262	278,428	219,697
Other	947	1,470	2,806	2,731
Total revenue	481,244	395,683	784,168	644,173

Our B2B and DTC channels generate revenue across each of our reportable segments, with B2B revenue being more prominent in each segment. In our Americas and Europe reportable segments, the distribution between B2B and DTC revenue approximates the distribution for the consolidated group. In our APMA reportable segment, the proportion of B2B revenue is greater than the distribution for the consolidated group.

15. OPERATING EXPENSES

	Cost of sales
	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Depreciation & amortization	(4,662)	(3,625)	(9,059)	(7,038)
Personnel costs	(47,885)	(40,100)	(88,273)	(73,561)
Cost of materials	(126,471)	(99,051)	(181,348)	(140,619)
Properties & buildings maintenance, occupancy and incidental costs	(5,539)	(1,299)	(12,152)	(5,569)
Logistic expenses	(1,132)	460	(2,421)	(547)
IT & Consulting	(8,285)	(9,616)	(16,506)	(16,017)
Other	(16,110)	(7,002)	(18,381)	(12,052)
Cost of sales	(210,084)	(160,233)	(328,140)	(255,403)

	Selling and distribution expenses
	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Depreciation & amortization	(15,212)	(11,327)	(29,893)	(25,632)
Personnel costs	(25,602)	(19,916)	(46,707)	(37,935)
Marketing and selling expenses	(30,397)	(21,616)	(59,439)	(45,188)
Logistic expenses	(35,954)	(17,193)	(65,718)	(30,550)
IT & Consulting	(6,126)	(12,059)	(14,330)	(24,488)
Other	136	(4,637)	(552)	(9,074)
Selling and distribution expenses	(113,155)	(86,748)	(216,639)	(172,867)

	General administration expenses
	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Depreciation & amortization	(4,263)	(5,205)	(8,432)	(7,904)
Personnel costs	(16,059)	(17,841)	(32,897)	(30,307)
Insurance	(1,312)	(844)	(2,850)	(1,471)
IT & Consulting	(355)	(5,408)	(428)	(9,943)
Other	2,003	(3,093)	(9,770)	(4,898)
General administration expenses	(19,986)	(32,391)	(54,377)	(54,524)

16. INCOME TAX

The Company determined the reporting periods’ income tax expense based on an estimate of the annual effective income tax rate in the respective countries applied to the pre-tax result before the tax effect of any discrete items of this reporting period. The major components of income tax expenses are as follows:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Current income taxes	(29,138)	(18,896)	(33,748)	(23,544)
Deferred income taxes	(4,332)	(5,477)	(6,396)	845
Income tax expense	(33,470)	(24,373)	(40,144)	(22,699)

The Company estimates the income tax rate for the year ending September 30, 2024 will be 34.4%, compared to 34.6% for the year ended September 30, 2023. The effective tax rate for the period ended March 31, 2024 was impacted by personnel expenses resulting from the management investment plan described in Note 18 – Share-based compensation that are treated as non-deductible for income tax purposes.

For details on the TRA please refer to Note 12 - Tax Receivable Agreement (TRA).

17. EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period.

The calculation of earnings per share is as follows:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros, except share and per share information)	2024	2023	2024	2023
Weighted number of outstanding shares	187,825,592	182,721,369	187,370,399	182,721,369
Number of shares with dilutive effects	—	—	—	—
Weighted number of outstanding shares (diluted and undiluted)	187,825,592	182,721,369	187,370,399	182,721,369

Net profit attributable to ordinary shareholders	71,651	49,394	64,497	40,207
Basic	0.38	0.27	0.34	0.22
Diluted	0.38	0.27	0.34	0.22

The Company's management investment plan has no dilutive effect on the earnings per share calculation as all granted awards will be settled by an immediate parent rather than by the Company itself. For further information please refer to Note 18 – Share-based compensation.

18. SHARE-BASED COMPENSATION

In March 2023, awards for 1,197,100 shares of BK LC Manco GmbH & Co. KG, a German limited partnership holding certain ordinary shares in MidCo, were granted to selected senior executives of Birkenstock in five separate tranches each representing 20% of the shares. The vesting period was up to four years, with 20% of the awards vesting after each year of service provided and the last 20% vesting only with an occurrence of an exit. As of the grant date, the Company deemed it more likely than not that an exit event, which is defined as an initial public offering or sale, would occur more than 12 months after the grant. Therefore, for the first 20% tranche, the occurrence of an exit event was accounted for as a market condition and was included in the grant date fair value of the awards. For the remaining tranches, the occurrence of an exit event, was accounted for as a non-market vesting condition.

The weighted average fair value of the awards granted under the management investment plan ("MIP") was €57.57, which was estimated using a Discounted Cash Flow model and then a Black-Scholes option pricing model, weighted for the assigned probability of each exit event date scenario.

As the Company closed its IPO on October 13, 2023, the entire award vested during the reporting period. For the three and six months ended March 31, 2024 and 2023, the Company recognized share-based compensation expenses related to the MIP in the following categories:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Sales and marketing expenses	(0)	368	406	368
General administrative expenses	0	2,900	3,185	2,900
Total	0	3,268	3,591	3,268

The Company paid personal income taxes of €11.4 million in December 2023 for the fully vested MIP program on behalf of employees. The Company will subsequently be reimbursed by the employees.

19. COMMITMENTS AND CONTINGENCIES

The Company is defending an action brought by a distributor in France as a result of the termination of a business relationship. The plaintiff's claim amounts to €94.7 million. The Company has recognized a provision for management’s best estimate of probable outflow. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff appealed against the decision of the commercial court of Nancy on March 14, 2024 and now has until June 14, 2024 to file their briefing and claim.

20. RELATED PARTY

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management compensation

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer, Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, Chief Technical Operations Officer, President Europe, President Americas and the Board of Directors. Key management compensation is comprised of the following:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Short-term employee benefits	4,201	3,249	8,138	7,628
Long-term employee benefits	—	60	—	122
Post-employment benefits	192	195	470	384
Termination benefits	—	1,953	—	1,953
Share-based compensation expenses	—	2,736	2,952	2,736
Total	4,393	8,192	11,560	12,823

The Company paid personal income taxes of €6.8 million in December 2023 for the fully vested MIP program on behalf of key management personnel. As of March 31, 2024, the Company has a receivable of this amount recorded in non-current 'Other Assets', because the key management personnel will subsequently reimburse the Company.

Key management personnel transactions

The Company maintains a long-term business relationship related to the production of advertising content with a model agency, owned by a family member of our Chief Executive Officer. During the six months ended March 31, 2023, the Company incurred marketing expenses in the amount of €0.1 million. No expenses were incurred during the the three months ended March 31, 2023 or three and six months ended March 31, 2024.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by the predecessor shareholders, AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, and made lease payments (equivalent to the expenses for the period) in the amount of €0.1 million and €0.2 million during the three and six months ended March 31, 2024, respectively and €0.1 million and €0.2 million during the three and six months ended March 31, 2023, respectively. The lease liability amounted to €1.5 million and €1.7 million as of March 31, 2024 and September 30, 2023, respectively. The corresponding right-of-use assets amounted to €1.5 million and €1.7 million as of March 31, 2024 and September 30, 2023, respectively.

As of September 30, 2023, the Company had outstanding receivables of €2.5 million against Ockenfels. As of March 31, 2024, there is no longer a material outstanding balance against Ockenfels.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and related entities controlled by the shareholders of the Company. During the three and six months ended March 31, 2024, consulting fees and cost reimbursement of €0.1 million and €0.3 million, respectively, were recognized as expenses. The Company recognized €0.1 million as expenses in both the three and six months ended March 31, 2023.

As of March 31, 2024, the Company has a lease liability of €0.1 million owed to CB Beteiligungs GmbH & Co. KG. As of September 30, 2023, the corresponding lease liability amounted to €0.1 million. The corresponding right-of-use asset amounted to €0.1 million and €0.1 million as of March 31, 2024 and September 30, 2023, respectively.

As described in Note 12 - Tax Receivable Agreement (TRA), in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. There were no payments made under the TRA during the three and six months ended March 31, 2024. The outstanding balance of the TRA liability as of March 31, 2024 was €345.3 million.

During the three and six months ended March 31, 2024, director compensation amounted to €0.1 million and €0.1 million, respectively.

21. Subsequent Events

On May 28, 2024, an agreement for a new syndicated credit facility consisting of a €375.0 million Euro denominated term loan facility, a $280.0 million USD denominated term loan facility, and a €225.0 million Euro denominated revolving credit facility was signed. This will replace the existing term loans and the ABL facility. The term loans had a carrying amount of €672.7 million as at March 31, 2024 and the ABL facility was not drawn as at March 31, 2024. The unamortized transaction costs as of March 31, 2024 amounted to €17.4 million.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this Report on Form 6-K (the "Report"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended September 30, 2023 as filed with the SEC on January 18, 2024 ("Annual Report"). As discussed in the section titled "Cautionary Statement Regarding Forward-Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section.

Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

A. OPERATING RESULTS

Overview

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our products in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and Europe, which represented 53% and 36% of revenue, respectively, for the three months ended March 31, 2024,and 56% and 33% of revenue, respectively, for the six months ended March 31, 2024. Our APMA segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and Europe segments.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as engineered distribution. We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our average selling price ("ASP") and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel.

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products, as evidenced by our brand consistently being amongst the top performers in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain favorable economic terms on wholesale distribution. The early placement of wholesale orders effectively determines sales to the end-consumer approximately six months in advance and aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

In October 2023, we successfully completed our IPO. The proceeds from the IPO were $473.6 million after deducting underwriting discounts and commissions but before deducting expenses. We used the proceeds from the IPO, together with cash on hand, to repay €100 million in aggregate principal amount of the Vendor Loan and $450.0 million in aggregate principal amount of borrowings outstanding under the USD TLB Facility.

Key Financial Highlights

Key highlights for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 include:

•
Revenue of €481.2 million, an increase of 22% on a reported and 23% on a constant currency basis
•
Strong double-digit revenue growth across all segments including revenue growth of 21% in the Americas, 21% in Europe and 42% in APMA on a constant currency basis
•
DTC revenue growth of 30% on a reported and 32% on a constant currency basis and B2B revenue growth of 19% on a reported and 20% on a constant currency basis
•
Gross profit margin of 56.3%, down 320 basis points from 59.5% primarily due to the temporary impact of production capacity expansion and planned, inflation-related wage adjustments and one-time bonuses for employees at the Company’s production facilities
•
Net profit of €71.7 million, up 45% year-over year from €49.4 million; EPS of €0.38, up 41% from €0.27
•
Adjusted Net profit of €77.0 million, up 3%, and Adjusted EPS of €0.41, flat year-over-year, due to higher depreciation and amortization from recent capital investments and IPO-related share increase
•
Adjusted EBITDA of €162.3 million, up 7%. Adjusted EBITDA margin of 33.7% was down 470 basis points from 38.4% a year ago with the decrease consisting of 320 basis points from the decline in Gross profit margin and the remainder split between incremental public company and administrative costs and investments in retail expansion
•
Cash flows from operating activities of €50.0 million, compared to €57.3 million a year ago, reflecting an increase in trade receivables due to the growth in wholesale shipments (expected to be monetized in the third quarter)

Non-IFRS Financial Measures

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures provide useful information in measuring the operating performance and financial condition of the

Company and are used by management to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

We use non-IFRS financial measures, such as Constant currency revenue, Constant currency revenue growth, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net profit (loss), Adjusted net profit (loss) margin and Adjusted basic / diluted earnings (loss) per share to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Revenue	481,244	395,683	784,168	644,173
Revenue, constant currency	485,575	388,659	799,152	620,260
Revenue growth, constant currency	23%	14%	24%	14%

Our reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons, which in turn are used in financial and operational decision-making. By viewing our results of operations on a constant currency basis, the effects of foreign currency volatility, which is not indicative of our actual results of operations, are eliminated, enhancing the ability to understand our operating performance.

Constant currency information compares results between periods as if exchange rates had remained constant. We define Constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine Constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD denominated Constant currency revenue for the three months ended March 31, 2024 and the three months ended March 31, 2023 was calculated using the rate of exchange of $1.09 to €1 and $1.07 to €1, respectively.

Reconciliation of Constant Currency Revenue to Revenue

The table below presents a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Revenue	481,244	395,683	784,168	644,173
Add (Less):
U.S. Dollar impact	3,364	(8,408)	12,104	(25,144)
Canadian Dollar impact	692	15	1,318	(329)
Other	276	1,370	1,562	1,560
Constant currency revenue	485,575	388,659	799,152	620,260

	Three months ended March 31,			Constant Currency Growth [%]
(In thousands of Euros)	2024	2023	Growth [%]
B2B	362,524	303,951	19%	20%
DTC	117,773	90,262	30%	32%
Corporate / Other	947	1,470	(36)%	(36)%
Total Revenue	481,244	395,684	22%	23%
Americas	254,046	213,551	19%	21%
Europe	175,542	144,253	22%	21%
APMA	50,709	36,409	39%	42%
Corporate / Other	947	1,470	(36)%	(36)%
Total Revenue	481,244	395,683	22%	23%

	Six months ended March 31,			Constant Currency Growth [%]
(In thousands of Euros)	2024	2023	Growth [%]
B2B	502,934	421,746	19%	21%
DTC	278,428	219,697	27%	31%
Corporate / Other	2,806	2,731	3%	3%
Total Revenue	784,168	644,174	22%	24%
Americas	435,499	373,351	17%	20%
Europe	255,676	204,770	25%	25%
APMA	90,187	63,321	42%	46%
Corporate / Other	2,806	2,731	3%	3%
Total Revenue	784,168	644,173	22%	24%

Adjusted EBITDA and Adjusted EBITDA Margin

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Adjusted EBITDA	162,297	151,986	243,653	224,381
Adjusted EBITDA margin	33.7%	38.4%	31.1%	34.8%

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Realized and unrealized foreign exchange gain (loss);
•
IPO-related costs consisting of consulting as well as legal fees;
•
Share-based compensation expenses relating to the management investment plan;
•
Relocation expenses relating to the move of our products from a warehouse to a different provider which are considered non-recurring expenses and not representative of the operating performance of the business; and
•
Restructuring expenses not relating to the operating performance of the business.

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to Adjusted EBITDA for the periods presented:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Net profit (loss)	71,652	49,393	64,497	40,207
Add (Less):
Income tax expense (benefit)	33,470	24,373	40,144	22,699
Finance cost, net	27,389	29,566	63,439	54,664
Depreciation and amortization	24,137	20,157	47,384	40,574
EBITDA	156,648	123,489	215,464	158,143
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	5,483	16,924	17,138	47,754
IPO-related costs(2)	166	4,149	7,460	9,492
Share-based compensation expenses(3)	—	3,268	3,591	3,268
Relocation expenses(4)	—	2,203	—	3,771
Restructuring expenses(5)	—	1,953	—	1,953
Adjusted EBITDA	162,297	151,986	243,653	224,381

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(5)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

Adjusted Net Profit (Loss) and Adjusted Net Profit (Loss) Margin

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Adjusted net profit (loss)	77,020	75,088	93,733	101,597
Adjusted net profit (loss) margin	16.0%	19.0%	12.0%	15.8%

We define Adjusted net profit (loss) as Net profit (loss) for the period adjusted for IPO-related costs, realized and unrealized foreign exchange gain (loss), share-based compensation expenses, relocation expenses, the release of capitalized transaction costs and the respective income tax effects as applicable. Adjusted net profit (loss) margin is defined as Adjusted net profit (loss) for the period divided by revenue for the same period.

Reconciliation of Net Profit (Loss) to Adjusted Net Profit (Loss)

The table below presents a reconciliation of Net profit (loss) to Adjusted net profit (loss) for the periods presented:

	Three months ended March 31,		Six months ended March 31,
(In thousands of Euros)	2024	2023	2024	2023
Net profit (loss)	71,652	49,393	64,497	40,207
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	5,483	16,924	17,138	47,754
IPO-related costs(2)	166	4,149	7,460	9,492
Share-based compensation expenses(3)	—	3,268	3,591	3,268
Relocation expenses(4)	—	2,203	—	3,771
Restructuring expenses(5)	—	1,953	—	1,953
Release of capitalized transaction costs(6)	—	—	10,548	—
Tax adjustment(7)	(282)	(2,802)	(9,501)	(4,847)
Adjusted net profit (loss)	77,020	75,088	93,733	101,597

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(5)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(6)
Represents the effect of reversing capitalized transaction costs of the USD Term Loan B due to its early repayment of USD 450 million and the subsequent impact on finance costs.
(7)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Adjusted Basic / Diluted Earnings (Loss) Per Share

	Three months ended March 31,		Six months ended March 31,
(In Euros)	2024	2023	2024	2023
Adjusted earnings (loss) per share
Basic	0.41	0.41	0.50	0.56
Diluted	0.41	0.41	0.50	0.56

We define Adjusted earnings (loss) per share as Adjusted net profit (loss) for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit (Loss) to Adjusted Earnings (Loss) per share

The table below presents a reconciliation of Adjusted earnings (loss) per share to the most comparable IFRS measure, Net profit (loss), for the periods presented:

(In thousands of Euros, except share and per share information)	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Net profit (loss)	71,652	49,393	64,497	40,207
Add (Less) Adjustments:
Realized and unrealized FX gains / losses(1)	5,483	16,924	17,138	47,754
IPO-related costs(2)	166	4,149	7,460	9,492
Share-based compensation expenses(3)	—	3,268	3,591	3,268
Relocation expenses(4)	—	2,203	—	3,771
Restructuring expenses(5)	—	1,953	—	1,953
Release of capitalized transaction costs(6)	—	—	10,548	—
Tax adjustment(7)	(282)	(2,802)	(9,501)	(4,847)
Adjusted net profit (loss)	77,020	75,088	93,733	101,597
Weighted number of outstanding shares (diluted and undiluted)	187,825,592	182,721,369	187,370,399	182,721,369
Adjusted earnings (loss) per share
Basic	0.41	0.41	0.50	0.56
Diluted	0.41	0.41	0.50	0.56

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(5)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(6)
Represents the effect of reversing capitalized transaction costs of the USD Term Loan B due to its early repayment of USD 450 million and the subsequent impact on finance costs.
(7)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Segments

Our three reportable segments align with our geographic operational hubs: the Americas, Europe, and APMA as described above, which contributed 53%, 36%, and 11% of revenue, respectively, for the three months ended March 31, 2024 and 56%, 33%, and 12% of revenue, respectively for the six months ended March 31, 2024 . The Americas includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas. Europe includes, among others, the key markets of Germany, France and the UK. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest percentage of revenue in Europe. The largest markets in APMA include Australia, Japan, China, United Arab Emirates and India.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate/Other. Corporate/Other immaterially contributed to our revenue during the three and six months ended March 31, 2024.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as skincare and accessories.

We are currently distributing across three reporting segments: Americas, Europe and APMA. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenue is recognized when control of the goods has transferred, depending on the agreement with the customer. Following the transfer of control, the customer has the responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenue is recognized when control of the goods has transferred, either upon delivery to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenue is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, which results in recognizing a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories include skincare and license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (primarily our sleep systems business). In addition, other revenue consist of revenue from real estate rentals and the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of four types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise and (iv) personnel costs, including temporary personnel services. Additionally, it includes overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenue less cost of sales and gross profit margin measures our gross profit as a percentage of revenue.

Selling and distribution expenses

Selling and distribution expenses are comprised of our selling, marketing, product innovation and supply chain costs. These expenses are incurred to support and expand our wholesale partner relationships, grow brand awareness and deliver our products to B2B partners, e-commerce consumers and retail stores. These expenses include personnel expenses for sales representatives, processing fees in the DTC channel and depreciation and amortization expenses for store leases, customer relationships and other intangible assets.

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenue with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenue, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end-consumers.

General administrative expenses

General administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, legal and consulting fees, HR and IT expenses and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General administrative expenses will increase as we grow and become a publicly traded company. We expect these expenses to decrease as a percentage of revenue as we grow due to economies of scale.

Foreign exchange gain/(loss)

The foreign currency exchange gain/(loss) consists primarily of differences in foreign exchange rates between the currencies in which our subsidiaries transact and their functional currencies as measured on the respective transaction date.

Finance income/(cost), net

Finance income represents interest earned from third party providers and income from the potential revaluation of the embedded derivative of the Notes.

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, as well as expenses from the potential revaluation of the embedded derivative of the Notes. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and income tax credits from deferred tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of the three and six months ended March 31, 2024 and March 31, 2023

	Three months ended March 31,				Six months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Revenue	481,244	395,683	85,561	22%	784,168	644,173	139,995	22%
Cost of sales	(210,084)	(160,233)	(49,851)	31%	(328,140)	(255,403)	(72,737)	28%
Gross profit	271,160	235,450	35,710	15%	456,028	388,770	67,258	17%
Operating expenses
Selling and distribution expenses	(113,155)	(86,748)	(26,407)	30%	(216,639)	(172,867)	(43,772)	25%
General administration expenses	(19,986)	(32,391)	12,405	(38)%	(54,377)	(54,524)	147	(0)%
Foreign exchange gain (loss)	(5,483)	(16,924)	11,441	(68)%	(17,138)	(47,754)	30,616	(64)%
Other income (loss), net	(25)	3,945	(3,970)	(101)%	206	3,945	(3,739)	(95)%
Profit from operations	132,511	103,332	29,179	28%	168,080	117,570	50,510	43%
Finance cost, net	(27,389)	(29,566)	2,177	(7)%	(63,439)	(54,664)	(8,775)	16%
Profit (loss) before tax	105,122	73,766	31,356	43%	104,641	62,906	41,735	66%
Income tax (expense) benefit	(33,470)	(24,373)	(9,097)	37%	(40,144)	(22,699)	(17,445)	77%
Net profit (loss)	71,652	49,393	22,259	45%	64,497	40,207	24,290	60%

Revenue

Revenue for the three months ended March 31, 2024 increased by €85.6 million, or 22%, to €481.2 million from €395.7 million for the three months ended March 31, 2023, and Revenue for the six months ended March 31, 2024 increased by €140.0 million, or 22%, to €784.2 million from €644.2 million for the six months ended March 31, 2023, driven by both unit and ASP growth and growing demand across all product categories, channels and segments throughout the quarter. Revenue growth was particularly strong in the APMA segment with a growth of 39% for the three months ended March 31, 2024 and a growth of 42% for the six months ended March 31, 2024. For the three months ended March 31,

2024 the DTC channel grew by 30%, expanding the DTC penetration from 23% for the three months ended March 31, 2023 to 24% for the three months ended March 31, 2024, and for the six months ended March 31, 2024 the DTC channel grew by 27%, expanding the DTC penetration from 34% for the six months ended March 31, 2023 to 36% for the six months ended March 31, 2024.

Due to a stronger depreciation of the USD relative to the Euro during the three months ended March 31, 2024 as compared to the three months ended March 31, 2023, revenue increased by 23% on a constant currency basis, and during the six months ended March 31, 2024 as compared to the six months ended March 31, 2023, revenue increased by 24% on a constant currency basis.

Revenue by channel

	Three months ended March 31,				Six months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
B2B	362,524	303,951	58,573	19%	502,934	421,745	81,189	19%
DTC	117,773	90,262	27,511	30%	278,428	219,697	58,731	27%
Corporate / Other	947	1,470	(523)	(36)%	2,806	2,731	75	3%
Total Revenue	481,244	395,683	85,561	22%	784,168	644,173	139,995	22%

Revenue generated by our B2B channel for the three months ended March 31, 2024 increased by €58.6 million, or 19%, to €362.5 million from €304.0 million for the three months ended March 31, 2023. Revenue generated by our B2B channel for the six months ended March 31, 2024 increased by €81.2 million, or 19%, to €502.9 million from €421.7 million for the six months ended March 31, 2023.The increase was driven by strong growth across all regions and with existing partners.

Revenue generated by our DTC channel for the three months ended March 31, 2024 increased by €27.5 million, or 30%, to €117.8 million from €90.3 million for the three months ended March 31, 2023. Revenue generated by our DTC channel for the six months ended March 31, 2024 increased by €58.7 million, or 27%, to €278.4 million from €219.7 million for the six months ended March 31, 2023.The increase was primarily attributable to growth across all regions, in particular in APMA, increased traffic and higher average order values resulting from price increases and product mix. Outsized growth in strategic product categories with higher price points, such as closed-toe silhouettes, leather products and shearling products that are predominately sold in BIRKENSTOCK-owned channels positively contributed to an increased DTC penetration of 24% for the three months ended March 31, 2024, up from 23% for the three months ended March 31, 2023 and an increased DTC penetration of 36% for the six months ended March 31, 2024, up from 34% for the six months ended March 31, 2023.

Other revenue for the three months ended March 31, 2024 decreased by €0.5 million, or 36%, to €0.9 million from €1.5 million for the three months ended March 31, 2023. Other revenue for the six months ended March 31, 2024 increased by €0.1 million, or 3%, to €2.8 million from €2.7 million for the six months ended March 31, 2023. The developments in Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings, as well as sales of recyclable scrap materials from the production process.

Cost of sales

	Three months ended March 31,				Six months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Cost of sales	(210,084)	(160,233)	(49,851)	31%	(328,140)	(255,403)	(72,737)	28%

Cost of sales for the three months ended March 31, 2024 increased by €49.9 million, or 31%, to €21008.4% million from €16023.3% million for the three months ended March 31, 2023. Cost of sales for the six months ended March 31, 2024 increased by €72.7 million, or 28%, to €32814.0% million from €25540.3% million for the six months ended March 31, 2023. The increase was primarily attributable to an increase in number of units sold, an increased share of premium products and the the planned, temporary under-absorption from ongoing capacity expansion.

Gross profit and gross profit margin

	Three months ended March 31,					Six months ended March 31,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Gross profit	271,160	235,450	35,710		15%	456,028	388,770	67,258		17%
Gross profit margin	56.3%	59.5%	(3.2)	pp		58.2%	60.4%	(2.2)	pp

Gross profit for the three months ended March 31, 2024 increased by €35.7 million, or 15%, to €271.2 million from €235.5 million for the three months ended March 31, 2023. Gross profit margin for the three months ended March 31, 2024 contracted by 3.2 percentage points to 56.3% from 59.5% for the three months ended March 31, 2023.

Gross profit for the six months ended March 31, 2024 increased by €67.3 million, or 17%, to €456.0 million from €388.8 million for the six months ended March 31, 2023. Gross profit margin for the six months ended March 31, 2024 contracted by 2.2 percentage points to 58.2% from 60.4% for the six months ended March 31, 2023.

The contraction in gross profit margin mainly reflects the planned, temporary under-absorption from ongoing capacity expansion and a planned, inflation-related increase in wages at the production facilities. Further impact from unfavorable currency translation in the six months ended March 31, 2024 compared to the same period in fiscal 2023.

Selling and distribution expenses

	Three months ended March 31,				Six months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Selling and distribution expenses	(113,155)	(86,748)	(26,407)	30%	(216,639)	(172,867)	(43,772)	25%

Selling and distribution expenses for the three months ended March 31, 2024 increased by €26.4 million, or 30%, to €113.2 million from €86.7 million for the three months ended March 31, 2023. The increase was primarily driven by revenue growth and by higher variable online and logistic expenses associated with increased DTC penetration. Overall, Selling and distribution expenses for the three months ended March 31, 2024 increased at a faster rate than revenue, thus increasing to 23.5% of revenue compared to 21.9% of revenue for the three months ended March 31, 2023.

Selling and distribution expenses for the six months ended March 31, 2024 increased by €43.8 million, or 25%, to €216.6 million from €172.9 million for the six months ended March 31, 2023. The increase was primarily driven by revenue growth and increased DTC penetration. Overall, selling and distribution expenses for the six months ended March 31, 2024 increased at a faster rate than revenue due to increased DTC penetration, increasing to 27.6% of revenue compared to 26.8% of revenue for six months ended March 31, 2023.

General administration expenses

	Three months ended March 31,				Six months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
General administration expenses	(19,986)	(32,391)	12,405	(38)%	(54,377)	(54,524)	147	(0)%

General administration expenses for the three months ended March 31, 2024 decreased by €12.4 million, or 38%, to €20.0 million from €32.4 million for the three months ended March 31, 2023. As a percentage of revenue, general administration expenses decreased by 4.0 percentage points to 4.2% for the three months ended March 31, 2024 from 8.2% for the three months ended March 31, 2023. The decrease in general administration expenses was primarily driven by a reduction of non-recurring IPO-related costs which decreased by €4.0 million to €0.2 million as well as restructuring expenses of €2.0 million and expenses related to the management investment plan of €2.9 million, which were both incurred in the three months ended March 31, 2023 but not in the three months ended March 31, 2024.

General administration expenses for the six months ended March 31, 2024 decreased by €0.1 million to €54.4 million from €54.5 million for the six months ended March 31, 2023.

Foreign exchange gain (loss)

Foreign exchange loss, net for the three months ended March 31, 2024 decreased by €11.4 million to €5.5 million from €16.9 million for the three months ended March 31, 2023. The overall decrease in foreign exchange loss was primarily driven by a slightly more pronounced depreciation of the USD relative to the Euro for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

Foreign exchange loss, net for the six months ended March 31, 2024 decreased by €30.6 million to €17.1 million from €47.8 million for the six months ended March 31, 2023. The overall decrease in foreign exchange loss was primarily driven by a more pronounced depreciation of the USD relative to the Euro for the six months ended March 31, 2024 as compared to the six months ended March 31, 2023.

Finance cost, net

Finance cost, net for the three months ended March 31, 2024 decreased by €2.2 million, or 7%, to €27.4 million from €29.6 million for the three months ended March 31, 2023. The decrease was primarily attributable to lower interest expenses due to the early repayment of $450 million of the USD TLB facility.

Finance cost, net for the six months ended March 31, 2024 increased by €8.8 million, or 16%, to €63.4 million from €54.7 million for the six months ended March 31, 2023. The increase was primarily attributable to the release of capitalized transaction costs of €10.5 million related to the early repayment of the USD TLB Facility of $450 million.

Income tax (expense) benefit

Income tax expense for the three months ended March 31, 2024 increased by €9.1 million to €33.5 million from €24.4 million for the three months ended March 31, 2023. The increase was mainly driven by an increased Profit before tax in Germany resulting in a higher current tax expense, a decrease in deferred tax assets resulting from transactions between group companies as well as tax losses for which no deferred taxes are recognized.

Income tax expense for the six months ended March 31, 2024 increased by €17.4 million to €40.1 million from €22.7 million for the six months ended March 31, 2023. The increase was mainly driven by an increased Profit before tax in Germany resulting in a higher current tax expense as well as tax losses for which no deferred taxes are recognized.

Net profit (loss)

Net profit for the three months ended March 31, 2024 increased by €22.3 million, or 45%, to €71.7 million from €49.4 million for the three months ended March 31, 2023. Net profit margin for the three months ended March 31, 2024 expanded by 2.4 percentage points, to 14.9% from 12.5% for the three months ended March 31, 2023. The increase of Net profit was primarily attributable to overall business growth and a decrease in foreign exchange loss and other non-recurring expenses mainly relating to the IPO. Additionally, finance cost, net also decreased as described in the section above.

Net profit for the six months ended March 31, 2024 increased by €24.3 million, or 60%, to €64.5 million from €40.2 million for the six months ended March 31, 2023. Net profit margin for the six months ended March 31, 2024 expanded by 2.0 percentage points, to 8.2% from 6.2% for the six months ended March 31, 2023. The increase of Net profit was primarily attributable overall business growth and a decrease in foreign exchange loss and other non-recurring expenses mainly relating to the IPO.

Adjusted EBITDA and Adjusted EBITDA margin for the Group

	Three months ended March 31,					Six months ended March 31,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Adjusted EBITDA	162,297	151,986	10,311		7%	243,653	224,381	19,272		9%
Adjusted EBITDA margin	33.7%	38.4%	(4.7)	pp		31.1%	34.8%	(3.7)	pp

Adjusted EBITDA for the three months ended March 31, 2024 increased by €10.3 million, or 7%, to €16229.7% million from €15198.6% million for the three months ended March 31, 2023, primarily due to revenue growth of 22%. Adjusted EBITDA margin for the three months ended March 31, 2024 contracted 4.7 percentage points to 33.7% from 38.4% for the three months ended March 31, 2023, primarily due to the decline in gross profit margin outlined above and incremental public company and administrative costs and investments in retail expansion.

Adjusted EBITDA for the six months ended March 31, 2024 increased by €19.3 million, or 9%, to €24365.3% million from €22438.1% million for the six months ended March 31, 2023, primarily due to revenue growth of 22% . Adjusted EBITDA margin for the six months ended March 31, 2024 contracted 3.7 percentage points to 31.1% from 34.8% for the six months ended March 31, 2023, primarily due to the decline in gross profit margin.

Adjusted net profit and Adjusted net profit margin for the Group

	Three months ended March 31,					Six months ended March 31,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Adjusted net profit (loss)	77,020	75,088	1,932		3%	93,733	101,597	(7,864)		(8)%
Adjusted net profit (loss) margin	16.0%	19.0%	(3.0)	pp		12.0%	15.8%	(3.8)	pp

Adjusted net profit for the three months ended March 31, 2024 increased by €1.9 million, or 3%, to €7702.0% million from €7508.8% million for the three months ended March 31, 2023, primarily driven by Adjusted EBITDA growth partly offset by higher depreciation & amortization.

Adjusted net profit for the six months ended March 31, 2024 decreased by €7.9 million, or 8%, to €9373.3% million from €10159.7% million for the six months ended March 31, 2023, primarily driven by higher income tax expenses as outlined above.

Revenue by segment

	Three months ended March 31,				Six months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Americas	254,046	213,551	40,495	19%	435,499	373,351	62,148	17%
Europe	175,542	144,253	31,289	22%	255,676	204,770	50,906	25%
APMA	50,709	36,409	14,300	39%	90,187	63,321	26,866	42%
Total reportable segment revenue	480,297	394,213	86,084	22%	781,362	641,442	139,920	22%
Corporate/Other	947	1,470	(523)	(36)%	2,806	2,731	75	3%
Group revenue	481,244	395,683	85,561	22%	784,168	644,173	139,995	22%

Revenue for the Americas segment for the three months ended March 31, 2024 increased by €40.5 million, or 19%, to €254.0 million from €213.6 million for the three months ended March 31, 2023, and Revenue for the six months ended March 31, 2024 increased by €62.1 million, or 17%, to €435.5 million from €373.4 million for the six months ended March 31, 2023 driven by strong revenue growth in both B2B and DTC.

Revenue for the Europe segment for the three months ended March 31, 2024 increased by €31.3 million, or 22%, to €175.5 million from €144.3 million for the three months ended March 31, 2023, and Revenue for the six months ended March 31, 2024 increased by €50.9 million, or 25%, to €255.7 million from €204.8 million for the six months ended March 31, 2023, driven by strong revenue growth in both B2B and DTC.

Revenue for the APMA segment for the three months ended March 31, 2024 increased by €14.3 million, or 39%, to €50.7 million from €36.4 million for the three months ended March 31, 2023, and Revenue for the APMA segment for the six months ended March 31, 2024 increased by €26.9 million, or 42%, to €90.2 million from €63.3 million for the six months ended March 31, 2023, driven by above group-level growth in both the B2B and DTC channel. The DTC penetration increased significantly due to retail store expansion and an increase of the digital footprint in the region.

Revenue for Corporate/Other for the three months ended March 31, 2024 decreased by €0.5 million, or 36%, to €0.9 million from €1.5 million for the three months ended March 31, 2023. Revenue for Corporate/Other for the six months ended March 31, 2024 increased by €0.1 million, or 3%, to €2.8 million from €2.7 million for the six months ended March 31, 2023. The developments in Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings, as well as sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Three months ended March 31,					Six months ended March 31,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Americas	93,098	99,203	(6,105)		(6)%	144,651	153,835	(9,184)		(6)%
	36.6%	46.5%	(9.9)	pp		33.2%	41.2%	(8.0)	pp
Europe	57,965	41,560	16,405		39%	81,102	55,052	26,050		47%
	33.0%	28.8%	4.2	pp		31.7%	26.9%	4.8	pp
APMA	14,720	12,244	2,476		20%	26,904	18,332	8,572		47%
	29.0%	33.6%	(4.6)	pp		29.8%	29.0%	0.8	pp
Reportable segment Adjusted EBITDA	165,783	153,006	12,777		8%	252,657	227,219	25,438		11%
	34.5%	38.8%	(4.3)	pp		32.3%	35.4%	(3.1)	pp
Corporate/Other	(3,486)	(1,020)	(2,466)		242%	(9,004)	(2,838)	(6,166)		217%
	(368)%	(69)%	(298.6)	pp		(321)%	(104)%	(217.0)	pp
Group Adjusted EBITDA	162,297	151,986	10,311		7%	243,653	224,381	19,272		9%
Adjusted EBITDA margin	33.7%	38.4%	(4.7)	pp		31.1%	34.8%	(3.7)	pp

Americas adjusted EBITDA for the three months ended March 31, 2024 decreased by €6.1 million, or 6%, to €93.1 million from €99.2 million for the three months ended March 31, 2023, and adjusted EBITDA for the six months ended March 31, 2024 decreased by €9.2 million, or 6%, to €144.7 million from €153.8 million for the six months ended March 31, 2023, primarily due to the negative impact from currency translation driven by the more pronounced depreciation of the USD relative to the Euro. The contraction was also driven by an increase in operating expenses of 20% for the three months ended March 31, 2024 and 22% for the six months ended March 31, 2024, driven mainly by higher variable online costs, marketing expenses as well as logistics expenses resulting from the increased DTC penetration. The negative effects were partially offset by revenue growth of 19% in the three months ended March 31, 2024 and 17% in the six months ended March 31, 2024. Americas adjusted EBITDA margin contracted by 9.9 percentage points to 36.6% for the three months ended March 31, 2024 from 46.5% for the three months ended March 31, 2023, and contracted by 8.0 percentage points to 33.2% for the six months ended March 31, 2024 from 41.2% for the six months ended March 31, 2023.

Europe adjusted EBITDA for the three months ended March 31, 2024 increased by €16.4 million, or 39%, to €58.0 million from €41.6 million for the three months ended March 31, 2023, primarily due to revenue growth of 22%.. Similarly, Europe adjusted EBITDA for the six months ended March 31, 2024 increased by €26.1 million, or 47%, to €81.1 million from €55.1 million for the six months ended March 31, 2023, primarily due to revenue growth of 25%. Europe adjusted EBITDA margin expanded by 4.2 percentage points from 28.8% for the three months ended March 31, 2023 to 33.0% for the three months ended March 31, 2024 and Europe adjusted EBITDA margin expanded by 4.8 percentage points from 26.9% for the six months ended March 31, 2023 to 31.7% for the six months ended March 31, 2024.

APMA adjusted EBITDA for the three months ended March 31, 2024 increased by €2.5 million, or 20%, to €14.7 million from €12.2 million for the three months ended March 31, 2023, which was primarily driven by revenue growth of 39%. APMA adjusted EBITDA margin contracted by 4.6 percentage points from 33.6% for the three months ended March 31, 2023 to 29.0% for the three months ended March 31, 2024 due to operating expense growth being more pronounced than revenue growth. APMA adjusted EBITDA for the six months ended March 31, 2024 increased by €8.6 million, or 47%, to €26.9 million from €18.3 million for the six months ended March 31, 2023, which was primarily driven by revenue growth of 42%. APMA adjusted EBITDA margin expanded by 0.8 percentage points from 29.0% for the six months ended March 31, 2023 to 29.8% for the six months ended March 31, 2024.

Corporate/Other adjusted EBITDA for the three months ended March 31, 2024 decreased by €2.5 million to €(3.5) million from €(1.0) million for the three months ended March 31, 2023, driven by an increase in the expense base due to increased Selling and distribution expenses and Other expenses, partially offset by a decrease in General administration expenses. Corporate/Other adjusted EBITDA for the six months ended March 31, 2024 decreased by €6.2 million to €(9.0) million from €(2.8) million for the six months ended March 31, 2023.

For reconciliations to the most directly comparable IFRS measure, see section above titled “—Non-IFRS Financial Measures.”

B. LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity requirements are to service our debt, to fund our operations and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report. We expect to finance our operations and working capital needs for the next 12 months from cash generated through operations.

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the three months ended March 31, 2024 and 2023, and for the six months ended March 31, 2024 and 2023.

	Three months ended March 31,		Six months ended March 31,
(in thousands of Euros)	2024	2023	2024	2023
Total cash provided by (used in):
Operating activities	50,038	57,252	4,611	4,080
Investing activities	(17,687)	(24,550)	(26,331)	(50,469)
Financing activities	(26,349)	(29,265)	(146,101)	(78,504)
Increase (decrease) in cash and cash equivalents	6,001	3,438	(167,821)	(124,893)
Effects of foreign currency exchange rate changes on cash and cash equivalents	348	(2,836)	(859)	(10,522)

Cash flows provided (used in) by operating activities

Cash flows provided by operating activities for the three months ended March 31, 2024 were €50.0 million compared to €57.3 million for the three months ended March 31, 2023, driven by net profit of €71.7 million and adjustments to net profit of €84.0 million, offset by cash outflows for working capital of €105.6 million. Adjustments to net profit included finance costs, net of €27.4 million, depreciation and amortization of €24.1 million, income tax expense of €33.5 million, net exchange differences of €5.4 million, partly offset by income tax payments of €6.3 million. Cash outflows for working capital were largely driven by trade and other receivables of €120.1 million.

Cash flows provided by operating activities for the three months ended March 31, 2023 were €57.3 million, driven by net profit of €49.4 million and adjustments to net profit of €99.1 million, offset by cash outflows for working capital of €91.3 million. Adjustments to net profit included depreciation and amortization of €20.2 million, finance costs, net of €29.6 million, income tax expense of €24.4 million, net exchange differences of €17.5 million, and an income tax refund of €4.0 million. Cash outflows for working capital were largely driven by trade and other receivables of €116.0 million.

Cash flows provided by operating activities for the six months ended March 31, 2024 were €4.6 million, driven by net profit of €64.5 million and adjustments to net profit of €148.8 million, and cash outflows for working capital of €208.7million. Adjustments to net profit included depreciation and amortization of €47.4 million, finance costs, net of €63.4 million, income tax expense of €40.1 million, and net exchange differences of €17.1 million, partially offset by income tax payments of €10.2 million. Cash outflows for working capital were largely driven by trade and other receivables of €109.1 million and inventories of €65.9 million.

Cash flows provided by operating activities for the six months ended March 31, 2023 were €4.1 million, driven by net profit of €40.2 million and adjustments to net profit of €171.5 million, and cash outflows for working capital of €207.7 million. Adjustments to net profit included depreciation and amortization of €40.6 million, finance costs, net of €54.7 million, income tax expense of €22.7 million, and net exchange differences of €48.3 million. Cash outflows for working capital were largely driven by trade and other receivables of €111.4 million and inventories of €89.1 million.

Cash flows used in investing activities

Cash flows used in investing activities for the three months ended March 31, 2024 were €17.7 million compared to €24.5 million for the three months ended March 31, 2023. The decrease in cash flows used in investing activities of €6.9 million was primarily due to a decrease in purchases of property, plant and equipment of €7.8 million, to €16.8 million.

Cash flows used in investing activities for the six months ended March 31, 2024 were €26.3 million compared to €50.5 million for the six months ended March 31, 2023. The decrease in cash flows used in investing activities of €24.1 million was primarily due to a decrease in purchases of property, plant and equipment of €15.4 million, to €34.9 million as well as the receipt of asset-related government grants of €8.7 million in relation to the construction of our new factory in Pasewalk, Germany.

Cash flows used in financing activities

Cash flows used in financing activities for the three months ended March 31, 2024 were €26.3 million compared to €29.3 million for the three months ended March 31, 2023. The decrease in cash flows used in financing activities was mainly driven by a reduction of interest payments of €4.6 million which was partly offset by increased payments of lease liabilities of €1.7 million and an increase of the interest portion of lease liabilities of €1.1 million.

Cash flows used in financing activities for the six months ended March 31, 2024 were €146.1 million compared to €78.5 million for the six months ended March 31, 2023. The increase in cash flows used in financing activities was mainly driven by increased repayments of loans and borrowings of €525.3 million which was largely offset by the IPO proceeds, net of transaction costs of €449.2 million.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of March 31, 2024 and September 30, 2023.

			March 31,	September 30,
(in thousands of Euros)	Currency	Repayment	2024	2023
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	304,931	737,506
Vendor Loan	EUR	2029	199,560	299,560
Notes	EUR	2029	428,500	428,500
Interest Payable			26,067	29,995
Senior Note Embedded Derivative			28,638	28,638
Amortization under the effective interest method			(34,828)	(46,163)
Loans and borrowings			1,327,868	1,853,036

There were two early repayments of our debt instruments in the six months ended March 31, 2024. On October 16, 2023, we made an early partial repayment of €100.0 million on our Vendor Loan. On November 2, 2023, we made an early partial repayment of $450.0 million on our USD TLB Facility.

For further information on the Company's debt instruments see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" in our Annual Report.

Off-Balance Sheet Arrangements

As of the balance sheet dates of March 31, 2024 and September 30, 2023 we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency risk, interest rate risk and credit risk. For further discussion and a sensitivity analysis of these risks, see Note 7 - Financial Risk Management objectives and policies to our 2023 audited consolidated financial statements included in our Annual Report.

D. CRITICAL ACCOUNTING ESTIMATES

Refer to Note 3 — Significant accounting policies and Note 4 — Significant accounting estimates, assumptions and judgments to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

E. RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 — Significant accounting policies to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

F. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our Annual Report. In addition, even if our actual results are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•
our dependence on the image and reputation of the Birkenstock brand;
•
the intense competition we face from both established companies and newer entrants into the market;
•
our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;
•
our ability to adapt to changes in consumer preferences and attract new customers;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores;
•
losses and liabilities arising from leased and owned real estate;
•
risks relating to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
the effects of the COVID-19 pandemic and other global or regional health events;
•
our dependence on third parties for our sales and distribution channels;
•
risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;
•
operational challenges relating to the distribution of our products;
•
deterioration or termination of relationships with major wholesale partners;
•
seasonality, weather conditions and climate change;

•
adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs;
•
our ability to effectively manage inventory;
•
unforeseen business interruptions and other operational problems at our production facilities;
•
disruptions to our shipping and delivery arrangements;
•
failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
risks relating to our intellectual property rights;
•
risks relating to regulations governing the use and processing of personal data;
•
disruption and security breaches affecting information technology systems;
•
natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control;
•
economic conditions impacting consumer spending, such as inflation;
•
currency exchange rate fluctuations;
•
risks related to litigation, compliance and regulatory matters;
•
risks and costs related to corporate responsibility and ESG matters;
•
inadequate insurance coverage, or increased insurance costs;
•
tax-related risks;
•
risks related to our indebtedness;
•
risks related to our status as a foreign private issuer and a “controlled company”;
•
our ability to remediate our material weaknesses; and
•
other factors discussed “Item 3. Key Information—D. Risk Factors” in our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of business. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims” in our Annual Report.

ITEM 1A. RISK FACTORS

There have been no material changes to the risk factors described in the section titled "Item 3. Key Information—D. Risk Factors" in our Annual Report.

ITEM 2. INCORPORATION BY REFERENCE

The information contained in this Report is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-274968) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Dated: May 30, 2024

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director